[redacted]

12013039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH. DC 106

SEC FILE NUMBER
8-68621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackArch Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 West Trade Street, Suite 2800
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Caldwell, CPA, CFO 704-414-6310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., Suite 1000 (Address) Charlotte (City) North Carolina (State) 28204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jane Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackArch Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIS S HARRIS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

My Commission Expires 7-7-2014

Jane Caldwell
Signature

Chief Financial Officer
Title

Janis S. Harris
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in XXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKARCH SECURITIES LLC

Independent Auditors' Reports,
Financial Statements
And
Accompanying Information
For the Year Ended
December 31, 2011

CHERRY
BEKAERT &
HOLLAND

CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

BLACKARCH SECURITIES LLC

Independent Auditors' Reports,
Financial Statements
And
Accompanying Information
For the Year Ended
December 31, 2011

BLACKARCH SECURITIES LLC

Contents

CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Auditors

The Member
BlackArch Securities LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of BlackArch Securities LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in member's interest and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlackArch Securities LLC as of December 31, 2011 and the results of its operations, changes in member's interest and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 24, 2012

BLACKARCH SECURITIES LLC

Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 1,154,712
Prepaid expenses	1,100
Total assets	$ 1,155,812

Liabilities and Member's Interest

Liabilities	
Accrued expenses	$ 30,220
Member's Interest	
Member's interest	406,600
Retained earnings	718,992
Total member's interest	1,125,592
Total liabilities and member's interest	$ 1,155,812

See notes to financial statements.

BLACKARCH SECURITIES LLC

Statement of Income
Year Ended December 31, 2011

Revenues	
Transaction fees	$ 16,074,490
Interest income	5,120
Total revenues	16,079,610
Expenses	
Office services	13,402,670
Management fees	316,500
Business licenses and fees	61,724
Commissions to other broker dealers	52,391
Professional fees	14,875
Rent	6,972
Other operating expenses	4,610
Total expenses	13,859,742
Net income	$ 2,219,868

See notes to financial statements.

BLACKARCH SECURITIES LLC

Statement of Changes in Member's Interest
Year Ended December 31, 2011

	Member's Interest	Retained Earnings	Total Member's Interest
Balance, December 31, 2010	$ 406,600	$ (876)	$ 405,724
Net income	-	2,219,868	2,219,868
Distribution to member	-	(1,500,000)	(1,500,000)
Balance, December 31, 2011	$ 406,600	$ 718,992	$ 1,125,592

See notes to financial statements.

BLACKARCH SECURITIES LLC

Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 2,219,868
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(1,100)
Increase in accrued expenses	30,220
Net cash provided by operating activities	2,248,988
Cash flows from financing activities	
Distribution to member	(1,500,000)
Net cash used in financing activities	(1,500,000)
Net increase in cash and cash equivalents	748,988
Cash and cash equivalents at beginning of year	405,724
Cash and cash equivalents at end of year	$ 1,154,712

See notes to financial statements.

BLACKARCH SECURITIES LLC

Notes to Financial Statements
December 31, 2011

Note 1—Organization and nature of operations

BlackArch Securities LLC (the "Company"), which is wholly-owned by BlackArch Partners LLC (the "Parent Company"), is a full-service investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fee revenue – The Company's revenues are generated primarily through providing merger and acquisition advisory and private capital solutions to middle market firms.

The Company receives placement fees and transaction fees for completed transactions. Referral fees are recognized when earned based upon the terms of signed agreements.

Related-party expenses – The Company has an agreement in which its Parent Company will provide administrative and accounting services, use of office equipment, insurance and employee benefits. The agreement commenced August 24, 2011, and is for an initial one-year period, with an automatic one-year renewal upon the end of the agreement unless a notice of termination is given. Over the contract period, the Company will pay the Parent Company monthly installments of $26,375 for the above services as well as 85% of the Company's monthly net operating income, which is included in the accompanying statement of income as management fees and office services, respectively. The Company also pays the Parent Company monthly lease payments of $581 for office space under an agreement that will expire in June 2012.

Income taxes – Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements

Fair value measurements – The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BLACKARCH SECURITIES LLC

Notes to Financial Statements
December 31, 2011

Note 2—Summary of significant accounting policies (continued)

Concentrations of credit risk – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage, through December 31, 2012, for certain qualifying and participating non-interest bearing transaction accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Note 3—Capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2011, were as follows:

	2011
Net capital	$1,124,797
Net capital ratio (ratio of indebtedness to capital)	.0266 to 1

Note 4—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5—Concentration of credit risk

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts and temporarily provides unlimited coverage through December 31, 2012 for certain qualifying and participating non-interest bearing transaction accounts. The Company may from time to time maintain amounts on deposit in excess of the insured limits.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors
on Accompanying Information

The Member
BlackArch Securities LLC
Charlotte, North Carolina

We have audited the accompanying financial statement of BlackArch Securities LLC as of and for the year ended December 31, 2011 and have issued our report thereon dated February 24, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages ten and eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 24, 2012

BLACKARCH SECURITIES LLC

Computation of Net Capital and Net Capital Ratio
Rule 15c3-1
Year Ended December 31, 2011

Member's interest	$ 1,125,592
Less:	
Other nonallowable assets	1,100
Net capital adjustments	1,100
Net capital	$ 1,124,492
Aggregate indebtedness	$ 30,220
Ratio of indebtedness to capital	.0266 to 1

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarter ended December 31, 2011.

CHERRY BEKAERT& HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5 (g) (1)

The Member
BlackArch Securities LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of BlackArch Securities LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

We made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Company's member-manager, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 24, 2012

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

The Member
BlackArch Securities LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by BlackArch Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by recalculating adjustments, where applicable, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is solely intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 24, 2012

BLACKARCH SECURITIES LLC

Schedule of Assessment and Payments
Year Ended December 31, 2011

Payment Date	To Whom Paid	Amount
7/27/2011	SIPC	$ 10,278
2/17/2012	SIPC	$ 29,790